KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

March 2, 2021

Mr. Ruairi Regan

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Connect Invest II LLC

Offering Statement on Form 1-A
File No. 024-11466

Dear Mr. Regan:

This letter is submitted on behalf of Connect Invest II LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Offering Statement on Form 1-A filed on February 23, 2021 (the “Offering Statement”), as set forth in your letter dated February 25, 2021 addressed to Mr. Todd B. Parriott, Chief Executive Officer (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to the Amendment.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

Offering Statement on Form 1-A

The Manager and the Management Agreement, page 38

1.	Please provide an expanded response to prior comment 3 in our letter dated February 10, 2021 which explains clearly how the management fee is determined. Provide an example in your response.

Response: In response to the Staff’s comment, the Company hereby advises the Staff that the management fee payable by the Company will be equal to 1% of the aggregate principal amount of the Notes outstanding at the end of each calendar month. The management fee will be payable in arrears no later than the 10th calendar of the subsequent calendar month. As a result, the monthly management fee will vary from month-to-month

March 2, 2021 Page 2

due to the different maturity dates of the three series of Notes because it is unlikely that the aggregate principal amount of the Notes maturing in any month will equal the aggregate principal amount of Notes issued in that month. As more fully described in the Offering Statement, the Company intends to offer 60% of the Notes as Series A Notes (3 month maturity), 30% of the Notes as Series B Notes (6 month maturity) and 10% of the Notes as Series C Notes (9 month maturity). Set forth below is a table setting out the expected management fees for the remainder of 2021 (assuming the offering commences on April 1, 2021).

Months	Apr-21	May-21	Jun-21	Jul-21	Aug-21	Sep-21	Oct-21	Nov-21	Dec-21	Jan-22
3-Month Note Sales ($)	$ 3,750,000	$ 3,750,000	$ 3,750,000	$ 3,750,000	$ 3,750,000	$ 3,750,000	$ 3,750,000	$ 3,750,000	$ 3,750,000
3 Month Payback				$ 3,750,000	$ 3,750,000	$ 3,750,000	$ 3,750,000	$ 3,750,000	$ 3,750,000
3-Month Total ($) Outstanding	$ 3,750,000	$ 7,500,000	$ 11,250,000	$ 11,250,000	$ 11,250,000	$ 11,250,000	$ 11,250,000	$ 11,250,000	$ 11,250,000

6-Month Note Sales ($)	$ 1,875,000	$ 1,875,000	$ 1,875,000	$ 1,875,000	$ 1,875,000	$ 1,875,000	$ 1,875,000	$ 1,875,000	$ 1,875,000
6-Month Payback							$ 1,875,000	$ 1,875,000	$ 1,875,000
6-Month Total ($) Outstanding	$ 1,875,000	$ 3,750,000	$ 5,625,000	$ 7,500,000	$ 9,375,000	$ 11,250,000	$ 11,250,000	$ 11,250,000	$ 11,250,000

9-Month Note Sales ($)	$ 625,000	$ 625,000	$ 625,000	$ 625,000	$ 625,000	$ 625,000	$ 625,000	$ 625,000	$ 625,000
9-Month Payback
9-Month Total ($) Outstanding	$ 625,000	$ 1,250,000	$ 1,875,000	$ 2,500,000	$ 3,125,000	$ 3,750,000	$ 4,375,000	$ 5,000,000	$ 5,625,000

Total ($) Outstanding for all notes	$ 6,250,000	$ 12,500,000	$ 18,750,000	$ 21,250,000	$ 23,750,000	$ 26,250,000	$ 26,875,000	$ 27,500,000	$ 28,125,000

Earned Management Fee	$ -	$ 5,208.33	$ 10,416.67	$ 15,625.00	$ 17,708.33	$ 19,791.67	$ 21,875.00	$ 22,395.83	$ 22,916.67	$ 23,437.50

2021 fiscal year earned management fee	$ 159,375.00

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	Mr. Todd B. Parriott Connect Invest II LLC